UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )*

Farfetch Limited

(Name of Issuer)

CLASS A ORDINARY SHARES, $0.04 PAR VALUE PER SHARE

(Title of Class of Securities)

30744W107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107	SCHEDULE 13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures V (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,780,375
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 27,780,375
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,780,375
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 256,998,920 Class A Ordinary Shares outstanding as of December 31, 2018, as provided by the Issuer.

CUSIP No. 30744W107	SCHEDULE 13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 225,055
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 225,055
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,055
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 30744W107	SCHEDULE 13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 354,500
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 354,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,500
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 30744W107	SCHEDULE 13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Associates V Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 28,359,930
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 28,359,930
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,359,930
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0% (1)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 30744W107	SCHEDULE 13G	Page 6 of 8 Pages

Item 1.	Issuer

	(a)	Name of Issuer:

Farfetch Limited (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

The Bower 211 Old Street London EC1V 9NR United Kingdom

Item 2.	Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Index Ventures V (Jersey) L.P., a Jersey, Channel Islands partnership (“Index V (Jersey)”).

(ii)  Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P., a Jersey, Channel Islands partnership (“Index V Parallel” and, together with Index V (Jersey), the “Index V Funds”).

(iii)  Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership (“Yucca”).

(iv) Index Venture Associates V Limited, a Jersey, Channel Islands corporation (“Index Associates V”), the general partner of the Index V Funds.

The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

	(d)	Title of Class of Securities:

Class A Ordinary Shares, $0.04 par value per share ( “Class A Ordinary Shares”)

	(e)	CUSIP Number: 30744W107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 30744W107	SCHEDULE 13G	Page 7 of 8 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

	(i)	Index V (Jersey) directly owns 27,780,375 Class A Ordinary Shares, which represents approximately 10.8% of the outstanding Class A Ordinary Shares.
	(ii)	Index V Parallel directly owns 225,055 Class A Ordinary Shares, which represents approximately 0.1% of the outstanding Class A Ordinary Shares.
(iii)

Yucca directly owns 354,500 Class A Ordinary Shares, which represents approximately 0.1% of the outstanding Class A Ordinary Shares. Yucca administers the co-investment vehicle that is contractually required to mirror the Index V Funds’ investments. As a result, Index Associates V may be deemed to have dispositive and voting power over Yucca’s shares by virtue of its dispositive power over and voting power over the shares owned by the Index V Funds.

(iii)

Index Associates V may be deemed to beneficially own the 28,359,930 Class A Ordinary Shares owned by the Index V Funds and Yucca, which represents approximately 11.0% of the outstanding Class A Ordinary Shares.

	(c)	Number of shares as to which such person has:

Number of Class A Ordinary Shares
	Reporting Person	(i)	(ii)	(iii)	(iv)
	Index V (Jersey)	27,780,375	0	27,780,375	0
	Index V Parallel	225,055		225,055
	Yucca	354,500		354,500
	Index Associates V	28,359,930		28,359,930

	(i)	Sole power to vote or direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 256,998,920 Class A Ordinary Shares outstanding as of December 31, 2018, as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 30744W107	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co- Investment Scheme

By:	/s/ Alex di Santo
	Name:	Alex di Santo
	Title:	Authorized Signatory

By:	/s/ Sarah Earles
	Name:	Sarah Earles
	Title:	Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Sinead Meehan
	Name:	Sinead Meehan
	Title:	Director